FORM OF SERVICE AND DISTRIBUTION PLAN
OF
CONCORDE FUNDS, INC.
WHEREAS, Concorde Funds, Inc. (the “Company”) is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company that is authorized to issue multiple series, one of which is CONCORDE WEALTH MANAGEMENT TRUST (the “Fund”); and
WHEREAS, the Fund intends to act as a distributor, as defined in Rule 12b-1 under the Act, of its shares, and desires to adopt a distribution plan pursuant to such rule, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Service and Distribution Plan will benefit the Fund and its shareholders; and
WHEREAS, the Fund may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the Fund, all as permitted and contemplated by Rule 12b-1 under the Act; it being understood that to the extent any activity is one in which the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such plan and not subject to its limitations.
NOW, THEREFORE, the Fund hereby adopts this Service and Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the Act on the following terms and conditions:
1.    Distribution and Service Fee. The Fund may charge a distribution expense and service fee on an annualized basis of up to 0.25% of the Fund’s average daily net assets.  Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Fund shall determine, subject to any applicable restriction imposed by rules of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.
2.    Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of the Fund’s shares.  The Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person who renders personal service to shareholders, assists in the maintenance of shareholder accounts or who renders assistance in distributing or promoting the sale of the Fund’s shares pursuant to a written agreement approved by the Board of Directors (the “Related Agreement”).  To the extent such fee is not paid to such persons, the Fund may use the fee for their expenses of distribution of its shares including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.
3.    Effective Date of Plan. This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Board of Directors of the Fund and (b) those Directors of the Fund who are not “interested persons” of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Directors”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.  The Board of Directors shall separately authorize the payment of Rule 12b-1 fees for the Fund pursuant to the Plan.

4.    Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.
5.    Reports. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any Related Agreement shall provide to the Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
6.    Termination. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by vote of a majority (as defined in the Act) of the outstanding shares.
7.    Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding shares of the Fund and in the manner provided for initial approval in paragraph 3 hereof. No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3(b).
8.    Selection of Directors. While this Plan is in effect, (a) the selection and nomination of Directors who are not interested persons of the Fund shall be committed to the discretion of the Directors who are not interested persons and (b) any person who acts as legal counsel for the Directors who are not interested persons of the Fund shall be an independent legal counsel (as defined in the Act).
9.    Records. The Fund shall preserve copies of this Plan and any Related Agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.
10.    Assignment.   This Plan will not be terminated by an assignment, however, an assignment will terminate any agreement under this Plan involving any such assignment.
11.    Severability.    If any provision of this Plan is held to be invalid or is made invalid by a court decision, statute, rule or otherwise, the remainder of this Plan shall not be affected thereby.
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Adopted and Effective as of _____ ___, 2016